RW 1 drw.htm WITHDRAWL REQUEST FOR FORM N-8A


 Estate of ELLYN VERONICA PINKNEY
Care of 503 E Jackson St Ste 218
                                       Tampa, FL 33602

November 28, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  IMBusinessSolutionsSupport@sec.gov

Re:
 Request for Withdrawal form N-8A for
Estate of ELLYN VERONICA PINKNEY





Request for Withdrawal


File No. 811-23430 Accession No. 0001746443-19-000002

To whom it may concern:

This request for withdrawal is filed in reference to the demand sent to us via email on November 21, 2022 at 8:25 p.m., referencing form N-8A which was filed 03/06/2019, File Number 811-23430, Accession Number 0001746443-

19-000002.



    Registrant as per your request, hereby requests the immediate withdrawal of Form N-8A, without prejudice and once done, immediately update your records to reflect the withdrawal.

      Cordially,

      /s/ Ellyn V Pinkney, heir/entitlement holder

      Estate of ELLYN VERONICA PINKNEY